EXHIBIT NO. 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2003
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	1,119,409	$3.08

Diluted
Average Shares Outstanding	1,119,409	$3.08
Common Stock Equivalents

	Year Ended December 31, 2002
Basic Weighted Average Shares Outstanding	1,119,409	$2.76

Diluted
Average Shares Outstanding	1,119,409	$2.76
Common Stock Equivalents